December 8, 2005

BY HAND

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC  20549-7010

Attn.:  Edward M. Kelly and Tracey Houser

Re:	Beacon Roofing Supply, Inc.
Pre-effective Amendment No. 1 to Registration Statement on Form S-3
Filed November 18, 2005
File No. 333-128919
Current Report on Form 8-K
Filed October 18, 2005
File No. 0-50924

Dear Mr. Kelly and Ms. Houser:

We are in receipt of your comment letters dated November 1, 2005 and December 1, 2005 to Beacon Roofing Supply, Inc.  We have previously responded to the comments in your November 1, 2005 letter, other than comments number 10-16 and comment number 31. We have addressed your letters by reproducing comments 10-16 and comment number 31 in your November 1 letter and each comment in your December 1 letter below and providing our response immediately following.  Simultaneously with the delivery of this letter, we have filed the amendment to the above referenced registration statement with changes responsive to your comment letter.

Letter dated November 1, 2005

Unaudited Pro Forma Consolidated Financial Data, page 19

10.                                 Comment:  We note that you included the fourth quarter of fiscal year 2004 of SDI Holding, or SDI in its historical data to arrive at pro forma financial data for the year ended September 25, 2004 and the nine months ended June 30, 2005.  Carol A. Stacey, Chief Accountant, included in her September 9, 2005 letter a note to remind you that if you exclude any period or include any period more than once in a pro forma statement of operations, you need to include additional quantitative and narrative disclosure about gross profit, selling and marketing expenses, and operating income/(loss) for that period to inform readers about the effects of any unusual charges or adjustments in the omitted or double counted period.  Revise your disclosure to include that information.  See Article 11-02(c)(3) of Regulation S-X.

Response:  The pro forma consolidated statement of operations now presents the year ended September 24, 2005 only, and there is no interim pro forma data. Accordingly, the fourth quarter of fiscal year 2004 of SDI is only included in the pro forma financial statements for the period presented.

11.                                 Comment:  We note that your unaudited pro forma consolidated statement of operations for the year ended September 25, 2004 includes pro forma financial data for Beacon that include adjustments to Beacon’s historical financial data for the use of proceeds from Beacon’s initial public offering or IPO.  First, Article 11-02(b)(4) of Regulation S-X requires your pro forma financial statements to begin with historical financial information.  Second, inclusion of the adjustments related to the use of proceeds from the IPO is not in accordance with Article 11-02(b)(6)(i) of Regulation S-X because those securities are not the subject of this registration statement.  Thus, include Beacon’s historical financial information for the year ended September 25, 2004.

Response:  The pro forma consolidated statement of operations now presents only the year ended September 24, 2005.  The statements begin with the historical financial statements of the Company, and do not give effect to the IPO on any basis other than actual historical results.

12.                                 Comment:  Include in a footnote to your pro forma financial statements information such as the impact to your statement of operations for the payment of certain debt and repurchase of warrants with the proceeds from your IPO for material nonrecurring charges and related tax effects included in your historical financial statements.  See Article 11-02(c)(4) of Regulation S-X.

Response:  The pro forma consolidated statement of operations now presents only the year ended September 24, 2005.  The statement of operations reflects, in historical results, the impact of the payment of debt in fiscal year 2005.  The repurchase of warrants with the proceeds from our IPO did not impact the historical statement of operations in fiscal year 2005.

13.                                 Comment:  We note that you included the pro forma as adjusted for the year ended September 25, 2004 in your selected consolidated financial data section on page 17.  Remove this financial data and replace it with the revised pro financial information, as noted above.  In accordance with instruction 2 to Item 301 of Regulation S-K, you should describe briefly factors such as the repayment of certain debt and redemption of all of your outstanding warrants after fiscal year ended September 25, 2004 that affect materially the comparability of information reflected in the selected financial data.

Response:  The revised pro formas are now included in the selected consolidated financial data.  Because the column presents the year ended September 24, 2005, the impact of payment of debt and the repurchase of warrants is reflected.

14.                                 Comment:  Remove adjustment note b, or tell us how you will be able to replace the management services provided to SDI for no future cost.  See Article 11-02(b)(6)(ii) of Regulation S-X.

Response:  Adjustment note b now identifies the management fees and corporate expenses that were contractually terminated as a result of the acquisition of Shelter.  The corporate expenses relate solely to the former CEO of SDI. The company has not replaced, and has no intention of replacing, the former CEO of SDI, and his responsibilities have been undertaken by our CEO. The management fees were payable to the former majority owner of SDI, a private equity firm.  Any financial management and treasury services rendered by the former majority owner are being provided by existing Beacon staff and are not incremental to their existing duties.

15.                                 Comment:  Revise adjustment notes c and f to present separately each adjustment and to articulate clearly how each adjustment is calculated.  The disclosure should indicate clearly the impact on future interest expense for:

•                                          The debt used to purchase SDI.

•                                          The debt not assumed in the acquisition of SDI for which interest expense is included in historical financial information.

•                                          The repayment of debt from the proceeds of this offering.

The disclosure should state also the interest rate used to determine the adjustment to interest expense.

Response:  Notes c and e have been revised to present separately the adjustments for the debt used to purchase SDI, the debt not assumed and the repayment of debt from the proceeds of the offering.  In addition, we have added disclosure for the related interest rates.

16.                                 Comment:  Remove adjustment note d because it appears to be an infrequent charge included in your underlying historical financial statements that is not directly attributable to the acquisition of SDI or the offering.  See Article 11-02(b)(6)(i) of Regulation S-X.

Response:  In response to the staff’s comment, the adjustment and related note have been removed.

8-K

31.                                 Comment:  Amend the 8-K to address the comments above relating to your unaudited pro forma financial statements for the acquisition of SDI and the offering.

Response:  The 8-K has been amended to address your comments.

Letter dated December 1, 2005

Underwriting, page 66

1.                                       Comment: We note the response to prior comments 26 and 27.  While the securities offering reform provisions in Release 33-8591 do give greater flexibility for communications by issuers  and offering participants, these reforms do not change our position for many other aspects of electronic offerings.  For instance, the reform provisions do not affect the manner of conducting the sale or the payment of the purchase price.  Thus, we reissue comments 26 and 27.

Response:  The referenced paragraph has been removed from page 65.  The representatives of the underwriters have advised us that no electronic offer, sale or distribution will be made by any member of the underwriting syndicate.

Exhibit 5.1

2.                                       Comment:  The legality opinion states in the fourth paragraph that the secondary shares “will be” validly issued, fully paid, and nonassessable.  Since some of the shares are issued already, please revise.

3.                                      Comment:  In the penultimate paragraph, remove the words reflecting the opinion is as of the date written above.  Alternatively, refile an opinion on the day that you want the registration statement declared effective.

Response:  Our counsel has advised us that the opinion’s fourth paragraph, as revised, will read as follows:  “Based on the foregoing and subject to the qualifications set forth below, we are of the opinion that (i) the Primary Shares, when issued and sold in accordance with the Underwriting Agreement, and the Secondary Shares to be issued upon the exercise of options, upon notice of exercise and the payment of the exercise price, will be validly issued, fully paid and nonassessable and (ii) the Secondary Shares currently outstanding are validly issued, fully paid and nonassessable.”  We will refile the opinion on the day we want the registration statement declared effective.

Please call me at (978) 535-7302 (Ext. 14) with any questions you may have.

Sincerely,

/s/ David R. Grace

David R. Grace

cc:                               Robert R. Buck

David McCarthy

Leland Hutchison

Brian Schafer